Exhibit 99.1

VOTING RIGHTS PROXY AGREEMENT

This Voting Rights Proxy Agreement (this “Agreement”) is entered into as of March 13, 2025 (“Effective Date”), by and between Andrew, Lee Yat Lung (the “Trustee”) and the undersigned shareholders (each, a “Shareholder”, collectively, the “Shareholders”). Trustee and the Shareholders are each referred to in this Agreement as a “Party” and collectively as the “Parties.”

RECITALS

A. Each Shareholder is a member of Global Engine Group Holding Limited, a British Virgin Islands company (the “Company”) and the registered holder of such number of the ordinary shares of the Company (the “Ordinary Share”), par value $0. 0000625 per share, of the Company as set forth on Schedule A of this Agreement (collectively, the “Shares”); and

B. Each Shareholder desires to grant to Trustee a proxy to vote its Shares for the maximum period of time permitted by law, by entry of the power of attorney set forth on Schedule B of this Agreement.

NOW THEREFORE, the Parties agree as follows:

1.	Each Shareholder hereby agrees to irrevocably grant a power of attorney to, and entrust, the Trustee, for the maximum period of time permitted by law, with all of its voting rights as a member of the Company, including without limitation, in connection with the election of directors and approval of all corporate transactions which requires the approval of the Company’s members. The Trustee shall exercise such rights in accordance with the laws of the British Virgin Islands and the Company’s memorandum and articles of association, as may be amended.

2.	This Agreement has been duly executed by the Parties as of the Effective Date. This Agreement shall take effect upon the Effective Date.

3.	Each Shareholder represents and warrants to The Trustee that such Shareholder legally and beneficially owns such Shares as set forth on Schedule A, free and clear of all liens and encumbrances, and such Shareholder has not granted to any party, other than the Trustee, a power of attorney or proxy over any of such Shares or any of such Shareholder’s rights as a member of the Company. Each Shareholder further represents and warrants that the execution and delivery of this Agreement by such Shareholder shall not violate any law, regulations, judicial or administrative order, arbitration award, agreement, contract or covenant applicable to such Shareholder.

4.	This Agreement may not be terminated by either party, for any reason other than for cause, for a period of twenty-four (24) months after the Effective Date. Thereafter, this Agreement may be terminated at any time by either Party, with or without cause, provided that a sixty (60) day prior written notice is given to either the Trustee (in the case a Shareholder wishes to terminate the Agreement with regards to its Shares) or the Shareholders (in the case the Trustee wishes to terminate the Agreement). Furthermore, upon each Shareholder’s sale or transfer of its Shares set forth on Schedule A (the “Shareholder Sale"), this Agreement shall automatically terminate and shall have no further force or effect from and after the Shareholder Sale with regards to its Shares, and thereafter there shall be no liability or obligation on the part of Trustee, provided, that such Shareholder shall provide written notice to the Trustee within three (3) days of the Shareholder Sale.

5.	No provision of this Agreement may be amended or waived without the prior written consent or agreement of the Parties hereto.

6.	This Agreement shall be governed by, construed and entered in accordance with the laws of the British Virgin Islands applicable to contracts deemed to be made within the jurisdiction, without regard to the choice of law or conflict of law provisions thereof.

7.	Except for the parties to this Agreement and their respective successors and assigns, nothing expressed or implied in this Agreement is intended, or will be construed, to confer upon or give any person other than the parties hereto and their respective successors and assigns any rights or remedies under or by reason of this Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned have duly executed this Agreement as of the day and year first written above.

ROSY DEPOT LIMITED

/s/ WONG King Chiu Daniel
Name: WONG King Chiu Daniel
Title: Director

BEST DIGITAL DEVELOPMENTS LIMITED

/s/ CHAN Chun Ying
Name: CHAN Chun Ying
Title: Director

COSMIC SOLUTION GROU LIMITED

/s/ SUNG Pui Hei
Name: SUNG Pui Hei
Title: Director

ACKNOWLEDGED AND ACCEPTED.

ANDREW, Lee Yat Lung

/s/ Andrew, Lee Yat Lung

Schedule A

Shareholder	Number of Ordinary Shares	Ownership Percentage*
Rosy Depot Limited	1,600,000	8.7%
Best Digital Developments Limited	960,000	5.2%
Cosmic Solution Group Ltd	960,000	5.2%

*	The percentage is based on 18,300,000 shares of ordinary shares of the Company issued and outstanding as of the date of this Agreement.

Schedule B

Form of Power of Attorney

This POWER OF ATTORNEY is made by [NAME] (the “Appointer”) of [ADDRESS]on [DATE]. The Appointer is the registered holder of [●] ordinary shares of par value $0.0000625 per share (the “Shares”) in Global Engine Holding Group Limited, a British Virgin Islands company (the “Company”).

1.	Background

It was noted that the Appointer has entered into a voting proxy agreement (the “Agreement”) with [NAME] (the “Appointee”) pursuant to which the Appointer has agreed to appoint the Appointee as its proxy to vote the Shares for the maximum period of time permitted by law, and as determined in this Power of Attorney.

2.	Appointment

Pursuant to the Agreement, the Appointer therefore irrevocably appoints the Appointee to act as its attorney with full power in the Appointer’ s name or otherwise and on its behalf (and as the Appointee in his absolute discretion sees fit) to exercise all rights in relation to the Shares including to:

(a)	receive and accept service of or waive any notices, and execute any consent to short notice, attend and vote at and demand a poll at any meetings or any class meetings of the holders of shares or securities in the Company;

(b)	attend, participate and vote at any general meeting or class meeting of the Company in relation to the Shares including any election of directors and approval of all corporate transactions which requires the approval of the Company’s members;

(c)	give any written consent to any resolution of the holders of shares or securities in the Company, whether or not that consent or resolution relates to all of or any class of shares or securities or otherwise of the Company in relation to the Shares;

(d)	exercise all or any of the voting and other rights, powers and privileges attached to the Shares or otherwise capable of being exercised by the Appointer in relation to the Shares;

(e)	appoint any person as the Appointer may decide as the Appointer’s proxy at any meeting or any class meeting of holders of shares or securities in the Company and for that purpose to execute, complete and lodge a form of proxy on behalf of the Appointer irrespective of whether or not the Appointer has separately appointed a proxy;

(f)	deal with, and give directions on behalf of the Appointer as to, any money, security, benefit, document, notices or other communication in whatever form arising by right of the Shares or received in connection with the Shares from the Company or any other person; and

(g)	otherwise execute, deliver any document, deed or instrument and do anything which may be done in the Appointer’s capacity as registered holder of the Shares.

3.	Term

This Power of Attorney may not be revoked by the Appointer or the Appointee, for any reason other than for cause, for a period of twenty-four (24) months after the date of execution and delivery of this Power of Attorney. Thereafter, this Power of Attorney may be revoked by the Appointer or the Appointee at any time, with or without cause, provided that a sixty (60) day prior written notice is given to either the Appointee (in the case the Appointer wishes to terminate the Power of Attorney) or the Appointer (in the case the Appointee wishes to terminate the Power of Attorney).

4.	Ratification and Indemnity

The Appointer undertakes to ratify and confirm whatever the Appointee does or purports to do in good faith in the exercise of any power conferred by this Power of Attorney.

The Appointer undertakes to indemnify the Appointee fully against all claims, losses, costs, expenses, damages or liability which he sustains or incurs as a result of any action taken in good faith pursuant to this Power of Attorney (including any cost incurred in enforcing this indemnity).

5.	Validity

The Appointer declares that a person who deals with the Appointee in good faith may accept a written statement signed by the Appointee to the effect that this Power of Attorney has not been revoked as conclusive evidence of that fact.

6.	Governing Law and Jurisdiction

This Power of Attorney is governed by and shall be construed in accordance with the laws of the British Virgin Islands. Non-contractual obligations (if any) arising out of or in connection with this Power of Attorney (including its formation) shall also be governed by the laws of the British Virgin Islands.

The courts of the British Virgin Islands shall have exclusive jurisdiction to settle any dispute or claim arising out of or in connection with this Power of Attorney or its subject matter or formation (including non-contractual disputes or claims).

IN WITNESS WHEREOF, the undersigned have duly executed and delivered this Power of Attorney as of the day and year first written below.

Date: _____, 2025

By:

Name: [APPOINTER NAME]

and

By:

Name: [APPOINTEE NAME]